

August 29, 2013

<u>Via E-mail</u>
Dan O. Dinges
Chairman, President and Chief Executive Officer
Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, TX 77024

> **Re: Cabot Oil & Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-10447**

Dear Mr. Dinges:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Business and Properties, page 6</u>

<u>Reserves, page 10</u>

1.   We note from page 107 that you disclose significant additions to your 2012 reserves relating to the drilling activity in the Dimock field located in northeast Pennsylvania. Please tell us the extent to which these additional reserves are supported by one or more reliable technologies as defined in Rule 4-10(a)(25) of Regulation S-X and include future drilling locations that are more than offset from an existing producing well. Furthermore, please tell us how you have considered the requirements in Item 1202(a)(6) of Regulation S-K in disclosing the basis of your reserve estimates described on page 11 of your filing.

Internal Control, page 11

2.   You disclose the oversight and compliance responsibilities of the Vice President of Engineering and Technology as part of your internal controls over the reserves estimation and audit process. Please expand your disclosure to include the qualifications specific to this individual as the technical person primarily responsible for overseeing the preparation of the reserves estimates of the Company as required by Item 1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 11

3.   Your disclosure of the various changes in reserve quantities does not appear to be sufficient to allow a reconciliation of the overall change in your proved undeveloped reserves as of December 31, 2012. Item 1203(b) of Regulation S-K requires disclosure of the net amounts relating to all of the material changes during the year. Please expand or revise your disclosure to address all material changes to your proved undeveloped reserves during the year. Additionally, provide us, as supplemental information, a quantitative reconciliation in tabular format of the 316.1 Bcfe change in proved undeveloped reserves during the year.

4.   Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please also expand your disclosure to address this point.

Production, Sales Price and Production Costs, page 12

5.   We note that you have provided information under this section for natural gas liquids on a combined basis. Please note that Items 1204(a) and 1204(b)(1) of Regulation S-K require separate disclosure by final product sold or produced. Please revise this section to provide separate disclosure relating to the production and average sales price of your natural gas liquids. Alternatively, provide such disclosure by footnote to the presentation on page 12.

Total Net Undeveloped Acreage Expiration, page 13

6.   You disclose that a significant amount of your net undeveloped acreage will expire in 2013, 2014 and 2015. Please tell us the net amounts of your December 31, 2012 proved undeveloped reserves assigned to locations on acreage scheduled to expire in 2013, 2014 and 2015. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating that these locations are scheduled to be drilled prior to lease expiration.

<u>Exhibit 99.1</u>

7.   Reserves are disclosed variously in the report as oil or liquids without indicating these quantities include natural gas liquids reserves. "Liquids" is not a product type per Item 1202(a)(4) of Regulation S-K or FASB ASC paragraph 932-235-50-4. Please obtain and file an amended reserves report that informs the user of the report which product types are disclosed as reserves. Furthermore, tell us how you have considered the requirement for separate disclosure of your natural gas liquids reserves as required under FASB ASC paragraph 932-235-50-4.

8.   Further to the previous comment, please obtain and file an amended reserves report that expands the disclosure to provide the average realized price related to the natural gas liquids reserves contained in the report. Such disclosure is deemed part of the discussion of the primary economic assumptions required by Item 1202(a)(8)(v) of Regulation S-K.

9.   You state that as part of the audit process you have prepared independent estimates of the Company's proved reserves. Please tell us the extent to which the reserves contained in the report are supported by one or more reliable technologies as defined in Rule 4-10(a)(25) of Regulation S-X and include future drilling locations that are more than offset from an existing producing well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director